

May 16, 2013

Via E-mail
Mr. Michael J. Angelakis
Chief Financial Officer
Comcast Corporation
One Comcast Center
Philadelphia, PA 19103

Re: **Comcast Corporation**
Form 10-K for the Year Ended December 31, 2012
Filed February 21, 2013
File No. 1-32871

Dear Mr. Angelakis:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 44

Introduction and Overview, page 44

1. With respect to your Cable Communications Segment, we note your reference to your operations being in intensely competitive markets, which may be a contributing factor to the loss of residential video customers. Please expand your business section to identify the specific geographic market areas in which you compete and the number of customers in each of those market areas. Refer to item 101(c) (1) (x) of Regulation S-K. Please provide us with your proposed disclosures.

Cable Communications Segment – Revenue, page 50

2. We note your disclosure regarding your calculation of the average monthly total revenue per video customer that increased from $127 in 2010 to $138 in 2011 to $149 in 2012. Please tell us the components used in the numerator and denominator in deriving the metric. Please provide us with your average monthly total revenue per video customer calculation.

3. We note your explanation for the increases in average monthly total revenue per video customer. Please consider discussing underlying changes at more discrete levels, such as for significant revenue streams (i.e. Video, High-speed Internet and Voice).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at 202-551-3415, or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 if you have any other questions regarding our comments.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director